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                            October 11, 2022

       Gal Krubiner
       Chief Executive Officer
       Pagaya Technologies Ltd.
       Azrieli Sarona Bldg, 54th Floor
       121 Derech Menachem Begin
       Tel-Aviv 6701203, Israel

                                                        Re: Pagaya Technologies
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed September 20,
2022
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed October 3,
2022
                                                            File No. 333-266228

       Dear Gal Krubiner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Unaudited Pro Forma Condensed Combined Balance Sheet, page 68

   1. We note Pagaya consummated its previously announced business combination with EJFA on June 22, 2022.
Please note that a pro forma balance sheet is not required when an acquisition is already
reflected in a historical balance sheet. Revise your presentation accordingly. Refer to
Regulation S-X 11-02 (a)(12)(c)(1).
 Gal Krubiner
FirstName LastNameGal
Pagaya Technologies Ltd.Krubiner
Comapany
October 11,NamePagaya
            2022       Technologies Ltd.
October
Page 2 11, 2022 Page 2
FirstName LastName
2. Please revise to include a pro forma condensed combined statement of operations for the interim period ending June 30, 2022. Refer to Regulation S-X 11-02
(a)(12)(c)(2)(i).
Index to Financial Statements, page F-1

3. Please revise to include unaudited financial statements that include footnotes for Pagaya
         Technologies Ltd. for the interim period ending June 30, 2022. Refer to Item 8.A.5 of
         Form 20-F.
      Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Andrea Nicolas, Esq.